Exhibit 10.1

ALPHA AND OMEGA SEMICONDUCTOR LIMITED
CALENDAR YEAR 2026 EXECUTIVE INCENTIVE CASH BONUS PLAN

The following is a summary of the operation of the Executive Incentive Cash Bonus Plan (the “Plan”) established by Alpha and Omega Semiconductor Limited (the “Company”) for the calendar year commencing January 1, 2026.

Participants

Executive officers.

Performance Bonus

Participants are eligible to receive a cash bonus based on the level of attainment of pre-specified corporate performance goals. The Company’s compensation committee establishes the performance goals to be attained.

Performance Goals

The corporate performance goals for cash bonus for calendar year 2026 are revenue and non-GAAP earnings per share. The amount of bonus earned is based on the level of attainment of a range of adjusted earnings per share and revenue for the year. A specified minimum amount of each of the adjusted earnings per share and revenue goals must be achieved before payment of an award under the Plan. The actual aggregate amount of the award earned by an executive officer for the calendar year will range from $0 to the maximum amount established for that officer (as set forth below) depending on the level of attainment of the performance goals.

Target Bonus Awards

The Company’s compensation committee establishes the cash bonuses payable based on the level of attainment of the corporate performance goals. The target bonuses for each participant for calendar year 2026, as a percentage of base salary, are as follows:

Name	Title	Minimum Bonus	Target Bonus	Maximum Bonus
Stephan Chang	Chief Executive Officer	23%	100%	220%
Yifan Liang	Chief Financial Officer and Corporate Secretary	16%	70%	154%
Bing Xue	Executive Vice President of Worldwide Sales and Business Development	16%	70%	154%
Wenjun Li	Chief Operating Officer	16%	70%	154%